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                                                                      EXHIBIT 92

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                21ST OCTOBER 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Current drilled depth 1,101m (3,610ft).

                              Continue to work past fractured fault zone at 1,070 to 1,075m (3,510 to 3,526ft). Preparing to squeeze cement to stabilize fractured shale section.

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

STERLING MUSTANG-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238 Eastern Papuan Basin

                              145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:               Drill site prepared and fully modified for the
                              Simmons Rig #3. The Rig departed from Surabaya,
                              Indonesia on the 9th October, 2003 and is expected to arrive in Papua New Guinea waters on the 31st
                              October 2003 and arrive in Port Moresby 4th
                              November, 2003.

                              The well is expected to spud mid-November 2003.

PLANNED TOTAL DEPTH:          2,200m (7,218ft)

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INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Two way dip, doubly plunging thrust anticline
                              with Late Cretaceous Pale and Subu quartz sandstones (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000